American Southwest Holdings, Inc.
4225 North Brown Avenue
Scottsdale, Arizona 85251
Telephone:  (480) 946-4006

July 3, 2006

Securities and Exchange Commission
Division Of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Southwest Holdings, Inc. Registration Statement No. 333-127530

Ladies and Gentlemen:

American Southwest Holdings, Inc. (the "Company") hereby requests the withdrawal of the Registration Statement on Form SB-2, No. 333-127530 (the "Registration Statement"), because the Company no longer wishes for the securities to be registered thereunder to be sold. The Company nor its shareholders sold any securities under the Registration Statement.

If you have any questions, please contact our securities counsel, Michael K. Hair, P.C. at (480) 443-9657.

Very truly yours,

American Southwest Holdings, Inc.

By:	/s/ Alan Doyle

Alan Doyle President and Chief Executive Officer